ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

January 7, 2011

VIA EDGAR CORRESPONDENCE

Mr. John Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

On behalf of ProShares Trust (the “Registrant”), this letter is in response to comments that you communicated by telephone on December 21, 2010 concerning Post-Effective Amendment No. 28 under the Securities Act of 1933 and Amendment No. 35 under the Investment Company Act of 1940 to the Registration Statement of the Registrant on Form N-1A in connection with the registration of ProShares Hedge Replication ETF (“Fund”), which was filed with the Securities and Exchange Commission via EDGAR on November 1, 2010. For ease of reference, we have restated each comment before the Registrant’s response. Defined terms not otherwise defined have the same meanings as use by the Registrant in the Registration Statement.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve all matters raised.

1.	Comment: On the prospectus front cover page, consider whether use of the term “Alpha ProShares” is appropriate (or possibly misleading) since the Fund’s investment objective is to seek investment results, before fees and expenses, that track the performance of its benchmark index, and the Fund does not appear to seek to add extra value or “alpha” to such performance.

Response: The Instruction to Item 1 of Form N-1A permits the Fund to include any additional information on the front cover page of its prospectus, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. Including the term “Alpha ProShares” on the prospectus front cover page is permitted by Form N-1A, and the Registrant believes that including such term on the prospectus front cover page is neither inaccurate nor misleading when read together with all of the disclosures contained in the Fund’s prospectus.

The term “Alpha ProShares” is the name of a category of series of the Registrant, used for branding and marketing purposes. It is not designed to describe or pertain to a particular fund.

The Fund’s name is ProShares Hedge Replication ETF, and it does not contain the term “Alpha.” The Fund’s investment objective, which is clearly disclosed on pages 2, 11 and 15 of the prospectus, is to seek investment results, before fees and expenses, that track the performance of its benchmark index. Nowhere in the Prospectus or the Statement of Additional Information does the Fund purport to seek to outperform its benchmark index or to seek to add extra value or “alpha” to the performance of its benchmark index.

In light of the foregoing, the Registrant respectfully declines to remove the term “Alpha ProShares” from the Fund’s prospectus front cover page.

2.	Comment: On page 4 of the prospectus, move the second paragraph under the caption “Investment Objective” to the “Investment Strategy” section.

Response: The Fund seeks investment results, before fees and expenses, that track the performance of the Merrill Lynch Factor Model – Exchange Series. The Index is likely not as widely known or followed, or intuitive, to an average or typical investor as the “S&P 500 Index,” for example. The Registrant believes that the Investment Objective section is the best and a necessary location for the referenced disclosure in order to enable an average or typical investor to understand the Fund’s investment objective, and that placing the referenced disclosure in a less prominent location of the prospectus could potentially cause the Investment Objective section to be misleading to an investor. The Registrant notes that other exchange traded funds that track indexes that are not widely known or followed take a similar disclosure approach. See e.g., Post-Effective Amendment No. 14 to the Registration Statement of IndexIQ ETF Trust (filed August 27, 2010). The Registrant believes that the current disclosure is appropriate, and that no changes to such disclosure is necessary.

3.	Comment: On page 4 of the prospectus, in the second paragraph under the caption “Investment Objective” consider defining “high correlation.”

Response: The referenced disclosure has been revised to clarify the objective of the Index.

Revised Disclosure:

The Index, established by Merrill Lynch International, seeks to maximize correlation with the HFRI Fund Weighted Composite Index (the “HFRI”).

4.	Comment: On page 4 of the prospectus, in the second paragraph under the caption “Investment Objective” consider defining “hedge fund beta.”

Response: The referenced disclosure has been revised to clarify the objective of the Index.

Revised Disclosure:

The Index, established by Merrill Lynch International, seeks to maximize correlation with the HFRI Fund Weighted Composite Index (the “HFRI”).

5.	Comment: On page 4 of the prospectus, in the second paragraph under the caption “Investment Objective” consider using a term other than “Factors.”

Response: The Index description has been provided to the Registrant by the Index provider. In light of the foregoing, the Registrant respectfully declines to modify the term “Factors.”

6.	Comment: On page 4 of the prospectus, do not include the ticker symbol of the Index under the caption “Investment Objective.”

Response: The ticker symbol of the Index has been removed from the “Investment Objective” section.

7.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” use the term “Management Fees” instead of “Investment Advisory Fees” in the Fee Table.

Response: In order to maintain consistency with the Registrant’s other series, the Registrant respectfully declines to modify the referenced caption heading.

8.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” use the term ““Total Annual Fund Operating Expenses Before Fee Waiver and Expense Reimbursements” instead of “Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements” in the Fee Table.

Response: In order to maintain consistency with the Registrant’s other series, the Registrant respectfully declines to modify the referenced caption heading.

9.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” remove the “*” footnote.

Response: The “*” footnote has been removed.

10.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” please confirm to the Staff whether or not the Fund expects to have any “Acquired Fund Fees and Expenses.”

Response: The Registrant is in the process of modeling the Fund’s portfolio holdings, and if the Registrant expects the Fund to have “Acquired Fund Fees and Expenses” in excess of 0.01% appropriate disclosure will be made in the Fee Table.

11.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” please confirm to the Staff that the fee waiver / expense reimbursement agreement discussed in footnote “**” will have an expiration date at least one year after the effective date of the Registration Statement.

Response: Registrant confirms to the Staff that the fee waiver / expense reimbursement agreement discussed in footnote “**” will have an expiration date at least one year after the effective date of the Registration Statement.

12.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” provide to the Staff the Registrant’s rationale for the five year recoupment period discussed in footnote “**.”

Response: The Registrant responded to a Staff inquiry regarding Registrant’s rationale for the five year recoupment period by correspondence filed on November 29, 2010 and November 30, 2010.

13.	Comment: On page 4 of the prospectus, under the caption “Fees and Expenses of the Fund” please remove the following disclosure from footnote “**”: “Additionally, to the extent the Fund invests in exchange-traded funds (ETFs) sponsored ProShares Advisors and /or common units of beneficial interest of one or more separate series of a trust sponsored by an affiliate of ProShares Advisors, ProShares Advisors has agreed to waive its Investment Advisory fees in an amount equal to the Investment Advisory fees and Management Services Fees applicable to Fund assets invested in such ETFs and/or trust securities.”

Response: The requested change had been made.

14.	Comment: On page 5 of the prospectus, under the caption “Portfolio Turnover” please provide to the Staff the Registrant’s rationale for excluding cash instruments and derivatives from the Fund’s portfolio turnover rate calculations.

Response: Instruction 4(d)(ii) to Item 13(a) of Form N-1A states that when calculating a fund’s portfolio turnover rate a registrant should “Exclude from both the numerator and the denominator amounts relating to all securities, including options, whose maturities or expiration dates at the time of acquisition were one year or less.” The Fund complies with the requirements of Form N-1A and excludes from the Fund’s portfolio turnover rate calculations, cash instruments and derivative investments whose maturities or expiration dates at the time of acquisition were one year or less.

The Registrant includes disclosure to that effect under the caption “Portfolio Turnover” in order to inform Fund shareholders that a low portfolio turnover is not necessarily indicative of low or no potential tax consequences (e.g., capital gains distributions).

15.	Comment: On page 5 of the prospectus, under the caption “Principal Investment Strategies – Derivatives” please confirm to the Staff that the Registrant has reviewed and considered the Letter dated July 30, 2010 from the Division of Investment Management's Office of Legal and Disclosure to the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies (“Derivatives Letter”) when preparing the Fund’s derivatives and derivatives-related disclosures.

Response: The Registrant confirms that it reviewed and considered the Derivatives Letter when preparing the Fund’s derivatives and derivatives-related disclosures. The Registrant also notes that in connection with the Staff’s review of the Registrant’s “ProShares RAFI® Long/Short” series (Post-Effective Amendment No. 25) the Staff indicated that the derivatives and derivatives-related disclosures used by the Registrant are generally consistent with the Derivatives Letter. The Registrant believes that the current disclosure is appropriate, and that no further disclosure is necessary.

16.	Comment: On page 6 of the prospectus, in the penultimate paragraph consider whether the terms “benchmark” and “underlying Index” refer to the same index, and if so whether use of two terms is appropriate.

Response: The second sentence of the penultimate paragraph on page 6 of the prospectus has been revised to refer to the Index.

Revised Disclosure:

Using this approach, ProShare Advisors determines the type, quantity and mix of investment positions that the Fund should hold to approximate the performance of the Index.

17.	Comment: On page 6 of the prospectus, in the first full paragraph the Registrant states that “The Fund seeks to remain fully invested at all times in securities and/or derivatives that provide exposure to its underlying Index without regard to market conditions, trends or direction.” If the Fund invests substantially all of its assets in Money Market Instruments, consider whether it is appropriate for the Registrant to disclose that the Fund is “fully invested at all times in securities and/or derivatives that provide exposure to its underlying Index” since investments in cash instruments are generally not considered to be invested pursuant to a fund’s investment objective.

Response: Money Market Instruments are securities, as defined in section 2(a)(36) of the Investment Company Act of 1940 and the statement that the Fund seeks to remain fully invested at all times in “securities and/or derivatives” is a correct statement. However, the Registrant has clarified the referenced disclosure and made conforming revisions to the paragraphs under the caption “Principal Investment Strategies” on page 5 of the prospectus.

New and Revised Disclosure:

It is expected that, at any given point in time, the Fund will be substantially invested in money market instruments and other securities intended to provide returns approximating one-month USD LIBOR. [new sentence on page 5 of the prospectus]

The Fund invests in a combination of money market instruments, equity securities and derivatives that ProShare Advisors believes should track the performance of the Index. Assets of the Fund not invested in furtherance of the Fund’s investment objective will typically be held in money market instruments. [conforming change on page 5 of the prospectus]

The Fund seeks to remain fully invested at all times in money market instruments, other securities and/or derivatives that provide exposure to its underlying Index without regard to market conditions, trends or direction. [revised disclosure on page 6 of the prospectus]

18.	Comment: On page 6 of the prospectus, in the last paragraph on the page the cross reference is to the Fund’s full prospectus. Since this document is the Fund’s full prospectus, consider using a page reference instead.

Response: The requested change had been made.

Revised Disclosure:

Please see Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings on page 11 for additional details.

19.	Comment: On page 7 of the prospectus, under the caption “Principal Risks – Correlation Risk” please confirm to the Staff whether it is expected that the Fund would be highly correlated to the Index yet experience different returns or volatility than the Index. Consider whether the current disclosure is appropriate.

Response: The Registrant confirms that it is expected that the Fund would be highly correlated to the Index with no materially different returns or volatility. The Registrant believes that the current disclosure is appropriate, and that no further disclosure is necessary.

20.	Comment: On page 7 of the prospectus, under the caption “Principal Risks – Counterparty Risk” please confirm to the Staff whether there are limitations on the Fund’s exposure to a particular counterparty. Consider whether the current disclosure is appropriate.

Response: The Registrant believes that the current disclosure is appropriate, and that no further disclosure is necessary.

21.	Comment: On page 11 of the prospectus, under the caption “Strategies Specific to the Fund – Equity Securities” consider stating that the Fund gains exposure to the Factors that are indexes by investing in equity securities.

Response: The Registrant believes that it is self evident that the Fund gains exposure to the Factors that are indexes by investing in equity securities. The Registrant believes that the current disclosure is appropriate, and that no further disclosure is necessary.

22.	Comment: On page 12 of the prospectus, if the Fund will engage in short sales, include a discussion of short sales under the caption “Principal Investment Strategies” on page 5 of the prospectus.

Response: The Fund will invest in securities and/or derivatives that ProShare Advisors believes, in combination, should have similar return characteristics as the return of the Index. While the Fund may engage in short sale transactions with respect to equity securities (including shares of exchange-traded funds) to the extent permitted by the 1940 Act as disclosed on page 12 of the prospectus, the Fund will invest in derivative transactions such as swap agreements which create exposure similar to a short sale transaction as a substitute for investing directly in or making short sales of the securities underlying the Index as disclosed under the caption “Principal Investment Strategies” on page 5 of the prospectus. The Registrant believes that the current disclosure is appropriate, and respectfully declines to change the disclosure in response to the Staff’s comment.

23.	Comment: On page 14 of the prospectus, under the caption “Additional Securities, Instruments and Strategies” consider moving the first bullet (“Money Market Instruments are short-term debt instruments . . . .”) up to the caption “Strategies Specific to the Fund” if the Fund invests substantially all of its assets in Money Market Instruments.

Response: The requested change had been made.

New Disclosure:

Money Market Instruments — The Fund invests in short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles in order to gain exposure to the one-month USD LIBOR rate. Money market instruments include U.S. government securities, securities issued by governments of other developed countries and repurchase agreements.

24.	Comment: The Staff notes that the term “Alpha ProShares” appears on the front cover page of the Statement of Additional Information. While the Staff does not object to the term “Alpha ProShares” appearing on the front cover page of the Statement of Additional Information, the Staff reminds the Registrant of Comment #1.

Response: Registrant refers the Staff to its response to Comment #1.

25.	Comment: On the front cover page of the Statement of Additional Information, the date of the Registrant’s combined Prospectus is identified as October 1, 2010. Registrant should use the most recent date of the Prospectus.

Response: Registrant has revised the disclosure to reference the most recently dated Prospectus.

Revised Disclosure:

It should be read in conjunction with the Prospectus of ProShares Trust dated October 1, 2010, as supplemented January 14, 2011 (the “Prospectus”), which incorporates this SAI by reference.

26.	Comment: On page 25 of the Statement of Additional Information, please confirm to the Staff that the “Other Directorships” listed in the table represent directorships held by the Trustees during the past five years. Consider adding “During Past 5 Years” to the caption heading of the last column in the table.

Response: Registrant confirms to the Staff that the “Other Directorships” listed in the table represent directorships held by the Trustees during the past five years. The caption heading of the last column in the table will be revised to include “During Past 5 Years.”

Revised Disclosure:

Revised caption heading: “Other Directorships Held by Trustee During Past 5 Years”

27.	Comment: Registrant is reminded to file a legality of shares opinion as an exhibit to the Registration Statement.

Response: The Registrant will file a legality of shares opinion as an exhibit to the Registration Statement.

*    *    *    *    *

It is anticipated that the Registrant will seek acceleration of the effective date of the Registration Statement, as amended, to January 14, 2011. The Registrant will in connection therewith make the requested representations and file the necessary acceleration request.

If the Staff has any further comments or questions regarding this filing, please contact me at (301) 634-4361. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Advisors LLC
Vice President and Legal Counsel